Mail Stop 0407

      May 25, 2005


Robert P. Farrell
Chief Executive Officer
Sagamore Holdings, Inc.
33 Wood Avenue South, Suite 600
Iselin, New Jersey  08830

	RE:  	Sagamore Holdings, Inc.
      Amendment No. 1 to Form SB-2
      Filed May 13, 2005
      File No. 333-122822

Dear Mr. Farrell:

      We have reviewed your amended Form SB-2 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.
Feel
free to call us at the telephone numbers listed at the end of this letter.

General
1. We note that the Cornell Capital Partners and Yorkeville Advisors` percentage of the shares being resold in the offering is substantial
(approximately 95%) and that most of the shares have been issued recently. Consequently, it appears that the offering is a primary offering being made "by or on behalf" of the issuer. As you know, in order to conduct this type of offering, the issuer must be eligible to use Securities Act Rule 415(a)(4). Since you do not qualify to conduct an "at the market" offering, please revise the registration statement to price all securities offered in the prospectus for the duration of the offering and to indicate the specific price where appropriate in the prospectus. Lastly, since this is a primary offering, the offering must be prompt and continuous for the duration of the offering.


2. Since the shares being sold by Cornell and Yorkeville appear as being sold "by or on behalf" of the issuer, the entire offering must be sold at a fixed price. Hence, all of the Nexus employees whose shares are being registered for resale at market prices must be registered in a separate transaction on a separate registration statement. Please amend the registration statement to remove these individuals as selling shareholders.
3. We note section 3 of exhibit 10.12, the termination agreement, which states "It is the intent of [Cornell Capital Partners] and [you] to enter into a new standby equity distribution agreement and related transaction documents, with substantially identical terms as the [September 2004 agreement and documents] immediately upon shares of [your] common stock being quoted on the OTCBB." However, the price that Cornell Capital Partners is obligated to take your shares under the standby equity distribution agreement will not be determinable until there is a market in your stock. Therefore, a condition precedent to the existence of an agreement will not occur until after your stock trades on the OTCBB; so remove any implication in the registration statement that there will be an existing equity line arrangement with Cornell Capital Partners.
In addition, please address in your response letter prior comment one that, as a result of the floating exchange ratio feature of the Series A Convertible Preferred Stock, we view Cornell Capital Partners` obligation under the equity line financing as not being irrevocable because of Cornell Capital Partners` ability to engage in market transactions that could indirectly trigger restrictions on its ability to receive shares under the equity line financing.
4. Your descriptions in the instant registration statement and the termination agreement of the proposed equity distribution agreement seem broader than what is permitted under Securities Act Rule 135c.
Please address in your response letter why such disclosure does not constitute a general solicitation of the stock to be offered under the equity line (and therefore a violation of Section 5 of the Securities Act) and why the existence of a general solicitation does not undermine the availability of a Securities Act exemption for the contemplated private placement with Cornell Capital Partners.
5. We note that you include industry research for estimated growth data and other figures cited throughout the document, such as those provided by Electronic Trend Publications and Bear Stearns.
Please
provide us with marked copies of any materials that support these and other third party statements, clearly cross-referencing a statement with the underlying factual support. Confirm for us that these documents are publicly available. To the extent that any of these reports have been prepared specifically for this filing, file a consent from the party.

Prospectus Summary, page 1
6. Where you discuss the credit facility in the going concern section, please state the amount of the outstanding balance that is in default.
7. We note your revisions in response to prior comment seven to include more information about party interrelationships. Please further revise the interrelationships subsection to indicate that Cornell Capital Partners and Yorkeville Advisors are holders selling xx% of the shares in the prospectus.

Risk Factors, page 9

General
8. We note your revised first risk factor on page 9 suggests inventory obsolescence is one of the reasons Nexus is in violation of the credit facility covenants. Revise to include an additional risk factor that highlights and quantifies the "significant unfavorable adjustments to pre-acquisition investor valuations due to obsolescence" that contributed to Nexus`s violation of the facility covenants.

Our Independent Registered Public Accounting Firm Has Stated...,
page
9
9. We note your additional disclosure that, "[u]nless Nexus receives a waiver from the lender, and there can be no assurance that Nexus will obtain a waiver, the operating results and cash flows of Nexus may not be adequate to enable it to pay the obligations that are currently due." So that investors may assess the degree to which this is a risk to you, please state the availability of your cash on hand to pay the obligations that are currently due under the credit facility. Please also state here, as you did on page 25 in management`s discussion and analysis, that, "[i]f the Company could not satisfactorily replace the credit facility, there would be insufficient liquidity to meet its current obligations over the next twelve months, and it would therefore be necessary to examine other strategic alternatives, including a possible sale or liquidation of the business, although there are no assurances that it would be able to do so."

We Are Dependent On Our Suppliers, page 10
10. Please delete the mitigating language "While we do not believe that the loss of any one supplier would have a material adverse effect upon us since most products sold by us are available from multiple sources" and "Although component shortages have not had a lasting negative impact on our business." In addition, revise to indicate the extent to which component shortages have had a negative impact on your business.

We Do Not Have Long-Term Contracts With Our Customers..., page 11
11. Please quantify the adverse effect on your revenues due to the cancelled, reduced and delayed orders in the fiscal year ended
June
30, 2002 and indicate whether this amount was atypical.


Our Stockholders May Experience Significant Dilution..., page 13
12. Please delete the reference to the September 15, 2004 standby equity distribution agreement with Cornell Capital Partners, in light of the April 2005 termination agreement.

Selling Stockholders, page 17

Table and Notes to the Table
13. We note your response to prior comment 20 that you have not aggregated the number of shares beneficially owned by Cornell Capital
Partners and Yorkeville Advisors "because the beneficial ownership limitation causes the ownership for Cornell Capital to stay the same, regardless of including the Yorkeville Advisors` shares." Please confirm to us in your response letter that you are referring to the
"4.99% ownership conversion limitation" mentioned in note two, and explain to us why the limitation applies in determining whether Mark
Angelo who controls both entities should be named in the table and the shares aggregated next to his name.

Management`s Discussion and Analysis, page 25

Overview, page 25
14. Please tell us in your response letter whether Nexus`s breaches of the facility covenants constitute the kind of "defaults under other loan agreements" that "would result in a default under the promissory note agreement with Jaco." If they do, revise your new disclosure here accordingly, and discuss the consequences of such default.
15. We note your statement that "[t]he combination of [Nexus`s] ability to extend the maturity date [of the credit facility], and its expected operating cash flow, will permit the company to meet its financial obligations over the next twelve months." Please describe the "expected operating cash flow" and the basis for such expectation.
16. Please explain what you mean on page 28 by "`Lean
Manufacturing`
techniques."

Results of Operations, page 27
17. Please refer to your discussion of gross profit during the period from October 4, 2004 through January 2, 2005. Tell us why you recorded a "one-time amortization" of the increased cost basis of your inventory. In this regard, we note from your response on page
61 that amortization relating to the fair value assigned to inventory will be amortized into costs of goods sold as the inventory turns.



Liquidity and Capital Resources, page 30
18. We note your disclosure in the third paragraph of page 33 that you recorded a significant amount of inventory obsolescence. Disclose the amount, timing and reasons for recording these charges.
In addition, tell us what you mean by your statement that "goodwill increased as inventory was reduced."
19. Update your discussion of cash flows from operating, investing and financing activities to discuss the period ended January 2, 2005.
20. We note your statement that the parties terminated the standby equity distribution agreement on April 26, 2005. Since the agreement was terminated before the equity line became available to you, please delete the discussion of it here and rely on the similar disclosure about the agreement in the certain relationships and related transactions section.

Our Business, page 33
Competition, page 36
21. Discuss in greater detail your competition`s advantages in relation to you and how this affects your competitive position within your markets. Also, to the extent reasonably known, provide quantified disclosure of your market shares in each of your markets.
See Item 101(b)(4) of Regulation S-B.

Certain Relationships and Related Transactions, page 42
22. Confirm in your response letter that there are no affiliations between Celerity Systems Inc. and Cornell Capital Partners.
Otherwise, please describe.

Financial Statements - Sagamore Holdings, Inc. and Subsidiary, page
F-1

23. Please update the financial information included in your filing in accordance with the requirements of Item 310(g) of Regulation
S-B.

Notes to Financial Statements - Sagamore Holdings, Inc. and
Subsidiary, page F-6

Note 1 - Basis of Presentation, page F-6

24. We note your response to prior comment 53. While we understand the difficulty in closing your financial books on September 20, 2004, it does not appear appropriate to defer the effective date of the acquisition beyond the end of the interim period, which is October 3,
2004. Revise your financial statements and disclosures to present this transaction as effective on the consummation date or, if you cannot close your financial books on this date, no later than October
3, 2004.

Note 2 - Summary of Significant Accounting Policies, page F-7

Stock Based Compensation, page F-8

25. We note your response to the first bullet of prior comment 54. It does not appear reasonable that your Series B convertible preferred stock and your common stock have no value. Please address the following items:

* Please revise your financial statements to ascribe a reasonable value to the Series B convertible preferred stock, common stock issued as compensation to employees and to consultants in exchange for services, and stock options issued to employees, or explain in more detail why you believe that your valuation is appropriate.
* Please provide us with a copy of the independent valuation performed for your Series B convertible preferred stock and your common stock as of October 4, 2004.
* Tell us why you believe the current-value method is appropriate. In this regard, we note that this method is not forward-looking and does not consider the possibility that the value of the enterprise will increase or decrease between the valuation date and the date at which the Series B preferred stockholders and the common
stockholders
will receive a return on their investment. In addition, it is generally not appropriate to use this method unless a liquidity event is imminent and expectations about the future of the enterprise as
a
going concern are not relevant or unless the enterprise is at a very
early stage of development.
* We note that you have disclosed an estimated selling price of
$1.00
for purposes of calculating the registration fee and a market price of $0.25 for purposes of estimating the number of shares to be needed for the conversion of the 6,000,000 shares of Series A Convertible Preferred Stock. Tell us how you considered these estimated prices in valuing your common and Series B convertible preferred stock issuances and reconcile the differences in valuation.
26. In reference to your response to the second bullet of prior comment 54, please describe the nature of the services to be provided by the consultants, as previously requested. Also, address the question in our original comment with regard to the guidance in paragraph 8 of SFAS 123, based on which it appears that these shares should have been valued at the fair value of the consideration received since it appears more reliably measurable. In addition, tell us the vesting provisions of these shares, and tell us how you will apply the guidance in EITF 96-18 in accounting for this transaction.

27. In reference to your response to the third bullet of prior comment 54, please refer to our original comment, and clarify for us the nature of the services that the two officers performed or will perform in exchange for the shares. If these shares are intended to compensate the officers for future services, tell us the vesting provisions of the awards.


Notes to Condensed Consolidated Financial Statements (Unaudited), page F-17

Note 3 - Significant Accounting Policies, page F-20

Goodwill, page F-20

28. Expand your disclosure to describe your methodology for testing your goodwill balance for impairment under SFAS 142.

Stock-Based Compensation, page F-21

29. It does not appear appropriate to continue using the minimum value method to determine compensation cost since you have filed a registration statement and are considered a public entity under SFAS
123. Revise your disclosures to reflect an option-pricing method that considers the impact of the expected volatility of your common stock.

Statements of Cashflows - Nexus Custom Electronics, Inc., page F-
29

30. We note your response to prior comment 58, but cannot locate your additional disclosure. Please provide us with a more specific reference to where the increase in your inventory balance between fiscal years 2003 and 2004 is discussed in your management`s discussion and analysis.

Notes to Unaudited Pro Forma Condensed Consolidated Statement of
Operations, F-43

Note 2, page F-43

31. We note you response to prior comment 61. It is still unclear to us why you have excluded the amortization of the increased basis of your inventory and the amortization of backlog from your pro forma statement of operations. Since the pro forma financial statements are prepared assuming the acquisition occurred at the beginning of each period, it appears that the inventory would be sold during the year and the revenue related to the backlog would be earned during the year. Please revise your pro forma financial statements to reflect the effects of these adjustments or advise.

Exhibits
32. We note your response to prior comment 63; however, you included no new draft opinion. Therefore, we reissue the comment. You use the defined term "Series A Shares" in your legality opinion, and it is not clear whether you are referring to the Series A Convertible Preferred Stock or the 30 million shares of common stock underlying this preferred. Your legality opinion should opine as to whether the
34,040,000 shares of common stock being registered are duly authorized for issuance, validly issued, fully paid and nonassessable when issued. Please revise to clarify.

*	*	*	*
      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Kenya Wright, Staff Accountant, at (202) 551-3373, or Robert Littlepage, Accountant Branch Chief, at (202) 551-3361, if you have any questions regarding comments on the financial statements and related matters. Please contact Cheryl Grant, Staff
Attorney, at (202) 551-3359, or me, at (202) 551-3810, with any other
questions.


								Sincerely,



								Larry Spirgel
								Assistant Director

cc:	via facsimile (305-358-7095)
      Clayton Parker, Esq.
	Kirkpatrick & Lockhart Nicholson Graham LLP



Mr. Farrell
Sagamore Holdings, Inc.
May 25, 2005
Page 8